TYG SOLUTIONS CORP.

202 Avenue F.

Brooklyn, New York 11218

October 22, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Mark P. Shuman

               Re:         TYG Solutions Corp.

                              Amendment No. 4 to Registration Statement on Form S-1

                              Filed February 11, 2015

                              File No. 333-198284

Dear Mr. Shuman:

We are in receipt of your comment letter dated February 25, 2015 regarding the above referenced filing.  As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.                                                  Wehaveconsideredyourresponse to priorcomment 1 and lack informationneeded to concurwithyour view thatyouarenot a shellcompanyand thatyou neednot include disclosureto theeffect thatyou maybedeemed ashell company.  Ourprior comment requested thatyou provideus with areasonablydetailed breakdown of thetransactions that led to the $24,732 ofexpensesyou incurred duringthe ninemonths ended September 30, 2014.  However, therequested information was not provided.  Inyour next response letter, pleaseprovidereasonablydetailed expenditureinformation fortheperiod ended December 31,2014, so that wemayassess theviewsyou haveexpressed.  Alternatively, reviseyour disclosureto state thatyoumaybedeemedashell companyandprovide an appropriaterisk factor addressingtheimpact on thecompanyand potential investors, in the eventyou aredeemedto be ashellcompany.

RESPONSE:  We do not agree that we are a shell company as that term is defined in the securities laws.  We are currently operating our business and recently negotiated and executed development contracts with three (3) clients which will result in the Company receiving an aggregate of $160,000.00 to develop applications and games. On page 19, we have amended the registration statement to include information regarding the contracts and have included the contracts as Exhibit 10.2. As a result, the Company asserts that it is a development stage company that is pursuing an actual business and therefore is not a shell company.

1

ExecutiveCompensation

Option Grants Table, page27

2.                                                  Wenoteyourresponse topriorcomment 10.  Pleaserevise the disclosurein this section to cover 2014.  Refer toItem 402(p)of RegulationS-K.

RESPONSE:  On page 26, we have added the applicable disclosure for the fiscal year ended 2014.

Financial Statements

3.                                                  Pleaseupdateyourfinancial statements pursuant to Rule8-08 ofRegulation S-X.

RESPONSE:  Updated financial statements for the years ended 2014 and 2013 and the three and six months ended June 30, 2015 and 2014 have been included beginning on page F-1.

Other

4.                                                  You did not provideacopymarked to show changesfrom theprevious filing.  Your amended document should include acopymarkedto show changes from this filing. Pleaseensurethat the marked copyis submitted electronicallyandthat itconforms with the requirementsofRule 310 ofRegulation S-T.   Beadvised that markedcopies in HTMLformat that showchanges within paragraphs help us to process amendments more rapidly.

RESPONSE: A marked copy has been submitted electronically with this filing.

2

The Company acknowledges that:

          o     Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o    The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          o     The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TYG SOLUTIONS CORP.

By:	/s/ Natan Barmatz
Name: Natan Barmatz
Title: Chief Executive Officer and Chairman of the Board